Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 27, 2014, with respect to the consolidated financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph relating to substantial doubt about Energy Focus, Inc.'s ability to continue as a going concern) in the Annual Report of Energy Focus, Inc. on Form 10-K for the year ended December 31, 2013.  We consent to the incorporation by reference of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ Plante Moran, PLLC

Cleveland, Ohio

August 4, 2014